Filed Pursuant to Rule 433
Registration No. 333-160757
Dated August 28, 2009

2009 Second Quarter Report

A Provider of Water,
Wastewater and Related
Products and Services

JUNE 30, 2009
www.middlesexwater.com

Shareholder Services

Inquiries about stock transfer, dividends, dividend reinvestment, missing or lost certificates, change of address notification and other account information should be directed to:
Investor Relations Department,
Middlesex Water Company
P.O. Box 1500,
Iselin, NJ 08830

Dividend Reinvestment
and Stock Purchase Plan

The Company has a Dividend Reinvestment and Stock Purchase Plan through which its shareholders can automatically reinvest all or part of their dividends and/or make direct cash payments to acquire Middlesex Water Company Common Stock.

Direct Deposit of Dividends

Middlesex Water offers direct deposit of dividends whereby dividend payments may be deposited into shareholders’ checking, savings or money market accounts. For information call 1-800-368-5948.

Transfer Agent

The Transfer Agent for the Common and Preferred Stock is:
Registrar and Transfer Company,
10 Commerce Drive,
Cranford, NJ 07016
800-368-5948

View Your Account Online!

Shareholders can view their stockholder account information directly via the Internet. Registrar and Transfer Company (R&T) will issue and mail a password directly to you at your address of record. You may also apply for a password by visiting the R&T website, www.rtco.com. Please note, you will need your account number to request Internet access. This number can be found on your distribution check or dividend reinvestment statement. The R&T web site also has other loadable forms and the ability to submit address changes and request the replacement of outstanding checks.

1500 Ronson Road, Iselin, NJ 08830-3020
732-634-1500 • Fax 732-638-7515
NASDAQ  Global Select Market Stock Market Symbol: MSEX
www.middlesexwater.com

About Middlesex Water Company

Middlesex Water Company was incorporated as a water utility company in 1897. The Company collects, treats, distributes and sells water for domestic, commercial, municipal, industrial and fire protection purposes.

New Jersey Companies

The Middlesex System provides water services to approximately 59,700 retail customers, within a 55-square mile area encompassing Woodbridge Township, the City of South Amboy, the Boroughs of Metuchen and Carteret, portions of Edison Township and the Borough of South Plainfield. The Company also provides water under contract to the Township of Edison, the Boroughs of Highland Park and Sayreville, and both the Old Bridge and Marlboro Township Municipal Utilities Authorities. The Middlesex System also provides treatment and pumping services to the Township of East Brunswick under contract. The contract customers of the Middlesex System comprise an area of approximately 146 square miles with a population of about 303,000.

Utility Service Affiliates (Perth Amboy) Inc., operates the City of Perth Amboy’s water and wastewater systems and serves approximately 9,700 customers.

Pinelands Water and Wastewater Companies serve approximately 2,500 residential customers in Burlington County, New Jersey.

Utility Service Affiliates, Inc. provides contract operations services and water and sewer line maintenance through its LineCaresm Program.

Delaware Companies

Tidewater Utilities, Inc., (TUI), the Company’s Delaware subsidiary along with its wholly-owned subsidiary, Southern Shores, provides water service to about 32,700 retail customers in over 300 separate community water systems in New Castle, Kent and Sussex Counties.

White Marsh Environmental Systems, Inc. operates water and wastewater systems in Delaware, under contract, and serves about 7,200 residential customers.

Tidewater Environmental Services, Inc. provides wastewater services to approximately 1,800 residential retail customers in Delaware.

To Our Shareholders,

The year 2009 continued in the second quarter to reflect abnormal results in water consumption, partially driven by weather patterns and partially driven by continued challenges for a number of our customers with the local and national economies. This continues to result in below-normal water consumption in those businesses where water is a significant component of their operations. These conditions, combined with abnormally wet, cool weather throughout the Northeast in the second quarter, have resulted in a substantial reduction in consumption sales relative to prior years. We have implemented appropriate additional cost control measures throughout 2009, to somewhat mitigate the effects of these macro-challenges.

Overall for the quarter, consolidated revenues increased by less than $0.1 million over the same period in 2008. Revenues in our Middlesex system decreased $0.3 million as a result of lower water consumption across all customer classes due to the reasons described above.  Revenues from water consumption at Tidewater Utilities, our Delaware water system, decreased by $0.5 million.  This decrease was largely due to similar unfavorable weather patterns described above.  Interim rates approved by the Delaware Public Service Commission, that took effect March 2009, and customer growth, increased revenues at Tidewater by $0.7 million.  Revenues from our City of Perth Amboy, NJ contract operations rose $0.2 million due to higher pass-through charges and scheduled management fee increases.  Net income declined by $0.7 million from $3.6 million to $2.9 million for the same period in 2008.   Basic and diluted earnings per share decreased to $0.21, compared to $0.26 for the same three-month period in 2008.

 Operation and maintenance expenses for the quarter increased $1.2 million or 9.9%.  These increases were largely the results of higher labor costs in Delaware; costs related to our employee benefits plans and increased water production costs associated with abnormally high rainfall.

We continue to make significant progress on numerous internal business initiatives that we anticipate will expedite our ability to capitalize on additional opportunities as economic conditions improve.

New Board Member Appointed

Steven M. Klein, Executive Vice President and Chief Financial Officer of Northfield Bancorp, Inc., was named to the Middlesex Water Company Board of Directors effective August 1, 2009.  His term will remain in effect until the next Annual Meeting of Shareholders.  Mr. Klein’s strong accounting, financial and overall business background is a tremendous complement to the broad-based backgrounds and skills of our existing Directors. I am confident he will play a valuable role in our Company’s continued growth and success and I welcome Steve to our Board.

Dividend Declared

Middlesex Water declared a quarterly cash dividend of $0.1775 per share, payable September 1, 2009, to common shareholders as of August 14, 2009.

Dividend Reinvestment and Common Stock Purchase Plan

The Company has amended and restated its Dividend Reinvestment and Common Stock Purchase Plan to include a direct stock purchase provision which for the first time gives new investors the opportunity to make an initial investment in Middlesex Water Company common stock through the Plan Agent, Registrar & Transfer Company. The Plan also provides existing holders of the Company’s common stock with a convenient method to purchase additional shares, and to reinvest cash dividends paid on their existing shares in the purchase of additional shares of MSEX common stock.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (file no.333-160757) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about Middlesex and the Plan. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. or by visiting our website at www.middlesexwater.com   Alternatively, we will arrange to send you the prospectus by calling Middlesex Water Company’s Investor Relations Department at 732-638-7510.

Annual Meeting of Stockholders

At our annual meeting held on May 21, 2009, stockholders voted to re-elect Directors John C. Cutting, Dennis W. Doll and John P. Mulkerin.  Each director received at least 11,120,000 votes or more than 82% of the total votes represented by shares outstanding, or 93% of the total votes cast. Also, at the May Board of Directors meeting, the Board approved my appointment as Vice Chairman of the Board.

Rate Matters

Middlesex Water Company has received approval to implement a Purchased Water Adjustment Clause effective July 1, 2009.  The PWAC is a pass-through charge, which enables the company to recover the increased unit cost of raw or finished water purchased from external sources.

Also, in August, the Company filed a request with the New Jersey Board of Public Utilities for an overall increase of approximately 26.03% or $15.1 million over current revenues to support our ongoing capital program and to cover costs of increases in operations, chemicals and fuel, electricity, taxes, labor and benefits.

Honors

In July, we were named to the “FSB 100” list of “America's 100 Fastest-Growing Publicly Traded Small Companies” by Fortune Small Business magazine. The listed companies were ranked based on revenue growth and stock performance over the past three years.  The complete list appears in the July/August 2009 issue of Fortune Small Business magazine or online access is available at http://money.cnn.com/magazines/fsb/fsb100/2009/full_list/.

We have been recognized among the top 50 companies in the U.S. with the longest records of dividend achievement in the Mergent Spring 2009 Handbook of Dividend Achievers. Dividend Achievers are those companies who have increased their regular cash dividends annually for ten or more consecutive years. Middlesex Water has enjoyed a 36-year record of consecutive dividend increases.

As you can see, your company has been working hard to deliver on our strategy.  We remain confident in our dedicated employees and in our approach to growing the company and thank you for your support.

/s/ Dennis W. Doll
Dennis W. Doll
President and Chief Executive Officer
August 28, 2009

MIDDLESEX WATER COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Operating Revenues	$23,083	$23,035	$43,665	$43,890

Operating Expenses:
Operations	11,675	10,617	23,531	21,719
Maintenance	1,218	1,110	2,405	2,107
Depreciation	2,111	1,955	4,196	3,885
Other Taxes	2,532	2,528	4,984	5,008

Total Operating Expenses	17,536	16,210	35,116	32,719

Operating Income	5,547	6,825	8,549	11,171

Other Income (Expense):
Allowance for Funds Used During Construction	241	162	482	265
Other Income	150	277	328	518
Other Expense	(7)	(113)	(18)	(158)

Total Other Income, net	384	326	792	625

Interest Charges	1,766	1,806	3,158	3,323

Income before Income Taxes	4,165	5,345	6,183	8,473

Income Taxes	1,319	1,780	1,976	2,904

Net Income	2,846	3,565	4,207	5,569

Preferred Stock Dividend Requirements	52	62	104	124

Earnings Applicable to Common Stock	$2,794	$3,503	$4,103	$5,445

Earnings per share of Common Stock:
Basic	$0.21	$0.26	$0.31	$0.41
Diluted	$0.21	$0.26	$0.31	$0.41

Average Number of
Common Shares Outstanding:
Basic	13,434	13,269	13,424	13,262
Diluted	13,697	13,600	13,687	13,593

Cash Dividends Paid per Common Share	$0.1775	$0.1750	$0.3550	$0.3500

See Notes to Consolidated Financial Statements.

Visit Our Investor Relations Website:

To learn more about developments at Middlesex Water Company and to register for periodic e-mail updates, please visit the Investor Relations Section of our website at www.middlesexwater.com